Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-169119

May 24, 2013

INP

iPath® MSCI India Index℠ ETN

Note Description

The iPath® MSCI India Index℠ ETN is designed to provide investors with exposure to the MSCI India Total Return Index℠.

Index Description

The MSCI India Total Return Index℠ (the "Index") is a free-float-adjusted market capitalization Index designed to measure the market performance, including price performance and income from dividend payments, of Indian equity securities. The Index seeks to represent approximately 85% of the free-float-adjusted market capitalization of equity securities by industry group within India.

Note Details

Ticker	INP
Intraday Indicative Value Ticker	INP.IV
CUSIP	06739F291
ISIN	US06739F2911
Primary exchange	NYSE Arca
Yearly Fee[1]	0.89%
Inception date	12/19/2006
Maturity date	12/18/2036
Issuer	Barclays Bank PLC
Callable ETN	No

Index Details

Index name	MSCI India Total Return Index℠
Composition	Equities of companies in India
Number of components	73
Bloomberg Index ticker	NDEUSIA
Inception date	5/31/1993
Base value and date	100 as of 12/31/1992
Index sponsor	MSCI, Inc.

Cumulative Index Return[2]



90%
60%
30%
0%
-30%
-60%
Jan 07
Jan 08
Jan 09
Jan 10
Jan 11
Jan 12
MSCI India Total Return Index℠

Source: MSCI (based on daily returns 12/06-12/12 since Note inception date).

[2] ***Index returns are for illustrative purposes only and do not represent actual iPath ETN performance. Index performance returns do not reflect any management fees, transaction costs or expenses. Indexes are unmanaged and one cannot invest directly in an index. Past performance does not guarantee future results. For current Index and iPath ETN performance, go to www.iPathETN.com.***

Index Composition



FINANCIALS 31.28%
INFORMATION TECHNOLOGY 14.14%
ENERGY 12.05%
CONSUMER STAPLES 10.33%
MATERIALS 7.95%
CONSUMER DISCRETIONARY 7.09%
HEALTH CARE 5.65%
INDUSTRIALS 5.40%
UTILITIES 4.05%
TELECOMMUNICATION SERVICES 2.05%

Source: MSCI, as of 12/31/2012. Index composition is subject to change.

[1] The investor fee is equal to the Yearly Fee times the principal amount of your securities times the index factor, calculated on a daily basis in the following manner: The investor fee on the inception date will equal zero. On each subsequent calendar day until maturity or early redemption, the investor fee will increase by an amount equal to the Yearly Fee times the principal amount of your securities times the index factor on that day (or, if such day is not a trading day, the index factor on the immediately preceding trading day) divided by 365. The index factor on any given day will be equal to the closing value of the index on that day divided by the initial index level. The initial index level is the closing value of the index on the inception date of the securities.

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BARCLAYS

BarclaysNote DescriptionThe iPath® MSCI India IndexSM ETN is designed to provide investors with exposure to the MSCI India Total ReturnIndexSM.Index DescriptionThe MSCI India Total Return IndexSM (the “Index”) is a free-float-adjusted market capitalization Index designed tomeasure the market performance, including price performance and income from dividend payments, of Indianequity securities. The Index seeks to represent approximately 85% of the free-float-adjusted market capitalization ofequity securities by industry group within India.Source: MSCI (based on daily returns 12/06-12/12 since Note inception date).INPAnnualized Performance, Standard Deviation And Correlation HistoryPage 2 of 3iP-INP-I12123 Standard deviation is a measure of variability from the expected value. Standard Deviation % Annualized is based on monthly returns for 12/07-12/12, anddescribes how the annual returns in a given annual period are likely to differ from average annualized returns. Because the Standard Deviation % Annualized isbased on historical data, it may not predict variability in annualized performance of the ETNs in the future. Source: BlackRock, Barclays4 Correlations based on monthly returns for 12/07-12/12. Correlation is the term used to describe the statistical relationship between two or more quantitiesor variables. Perfectly correlated assets will have a correlation coefficient of one, while the correlation coefficient will be zero when returns on two assets arecompletely independent. Source: BlackRock, BarclaysSelected Risk ConsiderationsAn investment in the iPath ETNs described herein (the “ETNs”) involves risks. Selected risks are summarized here, but we urge you to read the more detailedexplanation of risks described under “Risk Factors” in the applicable prospectus supplement and pricing supplement.You May Lose Some or All of Your Principal: The ETNs are exposed to any decrease in the level of the underlying index between the inception date and theapplicable valuation date. Additionally, if the level of the underlying index is insufficient to offset the negative effect of the investor fee and other applicable costs,you will lose some or all of your investment at maturity or upon redemption, even if the value of such index has increased. Because the ETNs are subject to aninvestor fee and any other applicable costs, the return on the ETNs will always be lower than the total return on a direct investment in the index components. TheETNs are riskier than ordinary unsecured debt securities and have no principal protection.Credit of Barclays Bank PLC: The ETNs are unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligationof or guaranteed by any third party. Any payment to be made on the ETNs, including any payment at maturity or upon redemption, depends on the ability ofBarclays Bank PLC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC will affect the marketvalue, if any, of the ETNs prior to maturity or redemption. In addition, in the event Barclays Bank PLC were to default on its obligations, you may not receive anyamounts owed to you under the terms of the ETNs.Market and Volatility Risk: The market value of the ETNs may be influenced by many unpredictable factors and may fluctuate between the date you purchasethem and the maturity date or redemption date. You may also sustain a significant loss if you sell your ETNs in the secondary market. Factors that may influencethe market value of the ETNs include prevailing market prices of the Indian and global stock markets, the index components included in the underlying index,and prevailing market prices of options on such index or any other financial instruments related to such index; and supply and demand for the ETNs, includingeconomic, financial, political, regulatory, geographical or judicial events that affect the level of such index or other financial instruments related to such index.Emerging Market Risk: The Index tracks investments in an emerging market, which carries the risk of capital loss from unfavorable fluctuation in currencyvalues, differences in generally accepted accounting principles, lower trading volumes, and economic or political instability. ETNs linked to such index may besubject to more volatility than investments outside of emerging markets.Index returns are for illustrative purposes only and do not represent actual iPath ETN performance. Index performancereturns do not reflect any management fees, transaction costs or expenses. Indexes are unmanaged and one cannot investdirectly in an index. Past performance does not guarantee future results. For current Index and iPath ETN performance, go towww.iPathETN.com.MSCI India Total Return IndexSM 15.99 25.97 -1.44 -7.24 18.03 37.96 1.00S&P 500® 5.95 16.00 10.87 1.66 7.10 19.04 0.73MSCI EAFE Index 13.95 17.32 3.56 -3.69 8.21 23.47 0.78MSCI Emerging Markets IndexSM 13.75 18.22 4.66 -0.92 16.52 29.04 0.87Barclays U.S. Aggregate Bond Index 1.80 4.21 6.19 5.95 5.18 3.53 0.17Dow Jones-UBS Commodity Index Total ReturnSM 2.75 -1.06 0.07 -5.17 4.09 21.95 0.50Source: BlackRock, MSCI, S&P Dow Jones Indices LLC, Barclays and Dow Jones Opco and UBS, as of 12/31/2012.6-monthReturn %1-YearReturn %Annualized3-YearReturn %Annualized5-YearReturn %Annualized10-YearReturn %AnnualizedStandardDeviation %Annualized3IndexCorrelations4

INP

Top Index Holdings

Component	Ticker	Weight %	Sector
HOUSING DEVELOPMENT FINANCE	HDFC	8.65	FINANCIALS
RELIANCE INDUSTRIES LTD	RIL	7.77	ENERGY
HDFC BANK LIMITED	HDFCB	7.42	FINANCIALS
INFOSYS LTD	INFO	7.13	INFORMATION TECHNOLOGY
ITC LTD	ITC	4.49	CONSUMER STAPLES
TATA CONSULTANCY SVCS LTD	TCS	4.21	INFORMATION TECHNOLOGY
ICICI BANK LTD	ICICIBC	3.47	FINANCIALS
HINDUSTAN UNILEVER LTD	HUVR	3.24	CONSUMER STAPLES
LARSEN & TOUBRO LTD	LT	2.39	INDUSTRIALS
STATE BANK OF INDIA	SBIN	2.28	FINANCIALS

Source: MSCI, as of 12/31/2012. Index composition is subject to change.

Concentration Risk: Because the ETNs are a concentrated investment in a single country, the ETNs may be more volatile than other investments.

A Trading Market for the ETNs May Not Develop: Although the ETNs are listed on NYSE Arca, a trading market for the ETNs may not develop and the liquidity of the ETNs may be limited, as we are not required to maintain any listing of the ETNs.

No Interest Payments from the ETNs: You may not receive any interest payments on the ETNs.

Restrictions on the Minimum Number of ETNs and Date Restrictions for Redemptions: You must redeem at least 50,000 ETNs of the same series at one time in order to exercise your right to redeem your ETNs on any redemption date. You may only redeem your ETNs on a redemption date if we receive a notice of redemption from you by certain dates and times as set forth in the pricing supplement.

Uncertain Tax Treatment: Significant aspects of the tax treatment of the ETNs are uncertain. You should consult your own tax advisor about your own tax situation.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-764-7284, or you may request a copy from any other dealer participating in the offering.

BlackRock Investments, LLC, assists in the promotion of the iPath ETNs.

The ETNs may be sold throughout the day on the exchange through any brokerage account. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of ETNs.

The MSCI indexes are the exclusive property of MSCI, Inc. ("MSCI"). MSCI and the MSCI index names are service mark(s) of MSCI or its affiliates and have been licensed for use for certain purposes by Barclays Bank PLC. The financial securities referred to herein are not sponsored, endorsed, or promoted by MSCI, and MSCI bears no liability with respect to any such financial securities. The relevant pricing supplement contains a more detailed description of the limited relationship MSCI has with Barclays Bank PLC and any related financial securities. No purchaser, seller or holder of this product, or any other person or entity, should use or refer to any MSCI trade name, trademark or service mark to sponsor, endorse, market or promote this product without first contacting MSCI to determine whether MSCI's permission is required. Under no circumstances may any person or entity claim any affiliation with MSCI without the prior written permission of MSCI.

© 2013 Barclays Bank PLC. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners. iP-0663-0213

iP-INP-I1212

Not FDIC Insured - No Bank Guarantee - May Lose Value

1-877-764-7284 www.ipathetn.com

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